==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13D-2

                               (AMENDMENT NO. 15)

                                STORAGE USA, INC.

                                (NAME OF ISSUER)

                          COMMON STOCK, $.01 PAR VALUE
       ------------------------------------------------------------------
                         (Title of Class of Securities)


                                   861907 10 3
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                           JEFFREY A. KLOPF, SECRETARY
                       SECURITY CAPITAL GROUP INCORPORATED
                               125 LINCOLN AVENUE
                           SANTA FE, NEW MEXICO 87501
                                 (505) 982-9292
       ------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                SEPTEMBER 7, 2001
       ------------------------------------------------------------------
                  (Date of Event Which Requires Filing of This
                                   Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|.

                        (Continued on following pages)
                             (Page 1 of 10 Pages)
==============================================================================

                                       SCHEDULE 13D
-----------------------------                          -------------------------

   CUSIP NO. 861907 10 3                                     Page 2 of 10
-----------------------------                          -------------------------



--------------------------------------------------------------------------------
  1.  NAMES OF REPORTING PERSONS
               Security Capital Group Incorporated
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               36-3692698
--------------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                       (b) |_|
--------------------------------------------------------------------------------
  3.  SEC USE ONLY                                                         |_|
--------------------------------------------------------------------------------
  4.  SOURCE OF FUNDS

      BK, OO
--------------------------------------------------------------------------------
  5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                |_|
--------------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland
--------------------------------------------------------------------------------
   NUMBER OF      7.  SOLE VOTING POWER
     SHARES
  BENEFICIALLY         11,765,654
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8.  SHARED VOTING POWER

                            -0-
                 ---------------------------------------------------------------
                  9.  SOLE DISPOSITIVE POWER
                       11,765,654
                 ---------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER

                            -0-
--------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,765,654

--------------------------------------------------------------------------------

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES
                                                             |_|
--------------------------------------------------------------------------------

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      43.5%

--------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON REPORTING

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------------                          -------------------------

   CUSIP NO. 861907 10 3                                     Page 3 of 10
-----------------------------                          -------------------------



--------------------------------------------------------------------------------
  1.  NAMES OF REPORTING PERSONS
               SC Capital Incorporated
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               74-2985638
--------------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                       (b) |_|
--------------------------------------------------------------------------------
  3.  SEC USE ONLY                                                         |_|
--------------------------------------------------------------------------------
  4.  SOURCE OF FUNDS

      BK, OO
--------------------------------------------------------------------------------
  5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                |_|
--------------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada
--------------------------------------------------------------------------------
   NUMBER OF      7.  SOLE VOTING POWER
     SHARES
  BENEFICIALLY         11,765,654
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8.  SHARED VOTING POWER

                            -0-
                 ---------------------------------------------------------------
                  9.  SOLE DISPOSITIVE POWER
                       11,765,654
                 ---------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER

                            -0-
--------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,765,654

--------------------------------------------------------------------------------

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES
                                                             |_|
--------------------------------------------------------------------------------

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      43.5%

--------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON REPORTING

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------------                          -------------------------

   CUSIP NO. 861907 10 3                                     Page 4 of 10
-----------------------------                          -------------------------



--------------------------------------------------------------------------------
  1.  NAMES OF REPORTING PERSONS
               SC Realty Incorporated
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               88-0330184
--------------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                       (b) |_|
--------------------------------------------------------------------------------
  3.  SEC USE ONLY                                                         |_|
--------------------------------------------------------------------------------
  4.  SOURCE OF FUNDS

      BK, OO
--------------------------------------------------------------------------------
  5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                |_|
--------------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada
--------------------------------------------------------------------------------
   NUMBER OF      7.  SOLE VOTING POWER
     SHARES
  BENEFICIALLY         11,765,654
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8.  SHARED VOTING POWER

                            -0-
                 ---------------------------------------------------------------
                  9.  SOLE DISPOSITIVE POWER
                       11,765,654
                 ---------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER

                            -0-
--------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,765,654

--------------------------------------------------------------------------------

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES
                                                             |_|
--------------------------------------------------------------------------------

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      43.5%

--------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON REPORTING

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------------                          -------------------------

   CUSIP NO. 861907 10 3                                     Page 5 of 10
-----------------------------                          -------------------------



--------------------------------------------------------------------------------
  1.  NAMES OF REPORTING PERSONS
               Security Capital Operations Incorporated
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               52-2146697
--------------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                       (b) |_|
--------------------------------------------------------------------------------
  3.  SEC USE ONLY                                                         |_|
--------------------------------------------------------------------------------
  4.  SOURCE OF FUNDS

      BK, OO
--------------------------------------------------------------------------------
  5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                |_|
--------------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland
--------------------------------------------------------------------------------
   NUMBER OF      7.  SOLE VOTING POWER
     SHARES
  BENEFICIALLY         11,765,654
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8.  SHARED VOTING POWER

                            -0-
                 ---------------------------------------------------------------
                  9.  SOLE DISPOSITIVE POWER
                       11,765,654
                 ---------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER

                            -0-
--------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,765,654

--------------------------------------------------------------------------------

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES
                                                             |_|
--------------------------------------------------------------------------------

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      43.5%

--------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON REPORTING

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------------                          -------------------------

   CUSIP NO. 861907 10 3                                     Page 6 of 10
-----------------------------                          -------------------------



--------------------------------------------------------------------------------
  1.  NAMES OF REPORTING PERSONS
               Security Capital Holdings II Incorporated
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               74-2993367
--------------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                       (b) |_|
--------------------------------------------------------------------------------
  3.  SEC USE ONLY                                                         |_|
--------------------------------------------------------------------------------
  4.  SOURCE OF FUNDS

      BK, OO
--------------------------------------------------------------------------------
  5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                |_|
--------------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
   NUMBER OF      7.  SOLE VOTING POWER
     SHARES
  BENEFICIALLY         11,765,654
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8.  SHARED VOTING POWER

                            -0-
                 ---------------------------------------------------------------
                  9.  SOLE DISPOSITIVE POWER
                       11,765,654
                 ---------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER

                            -0-
--------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,765,654

--------------------------------------------------------------------------------

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES
                                                             |_|
--------------------------------------------------------------------------------

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      43.5%

--------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON REPORTING

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------------                          -------------------------

   CUSIP NO. 861907 10 3                                     Page 7 of 10
-----------------------------                          -------------------------



--------------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSONS
               Security Capital Holdings III Incorporated
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
               74-2993369
--------------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                       (b) |_|
--------------------------------------------------------------------------------
  3.  SEC USE ONLY                                                         |_|
--------------------------------------------------------------------------------
  4.  SOURCE OF FUNDS

      BK, OO
--------------------------------------------------------------------------------
  5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                |_|
--------------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
   NUMBER OF      7.  SOLE VOTING POWER
     SHARES
  BENEFICIALLY         11,765,654
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8.  SHARED VOTING POWER

                            -0-
                 ---------------------------------------------------------------
                  9.  SOLE DISPOSITIVE POWER
                       11,765,654
                 ---------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER

                            -0-
--------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,765,654

--------------------------------------------------------------------------------

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES
                                                             |_|
--------------------------------------------------------------------------------

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      43.5%

--------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON REPORTING

      CO
--------------------------------------------------------------------------------

            This Amendment No. 15 (this "Amendment") is filed by Security Capital Group Incorporated ("Security Capital"), a Maryland corporation, SC Capital Incorporated, a Nevada corporation and wholly owned subsidiary of Security Capital Group ("SC Capital), SC Realty Incorporated, a Nevada corporation and wholly owned subsidiary of SC Capital ("SC-Realty"), Security Capital Operations Incorporated, a Maryland corporation and wholly owned subsidiary of SC-Realty ("Operations"), Security Capital Holdings II Incorporated, a Delaware corporation and wholly owned subsidiary of Operations ("Holdings II"), and Security Capital Holdings III Incorporated, a Delaware corporation and wholly owned subsidiary of Holdings II ("Holdings III"), and amends the Schedule 13D originally filed by Security Capital U.S. Realty and Security Capital Holdings S.A. (as previously amended, including by adding Security Capital and SC-Realty as reporting persons, the "Schedule 13D"). This Amendment relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Storage USA, Inc., a Tennessee corporation ("Storage"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is hereby amended to add the following:

            Security Capital has publicly announced that its strategy is to own all or a high percentage of six real estate businesses that function as private operating divisions and to eliminate the discount to the underlying value of its assets. Security Capital currently has ownership positions in 12 real estate businesses, including Storage. As part of its strategy, Security Capital plans to reposition or sell its investment in several of these businesses and focus its capital in six private operating divisions.

            As previously reported, Storage and Security Capital are party to the Strategic Alliance Agreement and Security Capital is, in accordance with the terms thereof, subject to certain limitations on its actions with respect to Storage and the Common Stock. Absent a waiver or other modification or amendment to the Strategic Alliance Agreement, Security Capital can not, in compliance with the provisions of the Strategic Alliance Agreement, increase its ownership of the Common Stock beyond its present level, absent a change of circumstances, nor can Security Capital, among other things, solicit or propose to effect or negotiate any Covered Transaction, as such term is defined in the Strategic Alliance Agreement.

            Subject to these requirements and limitations, however, Security Capital intends to actively consider a wide range of transactions with respect to each of its investments, including Storage, and may, from time to time, enter into discussions with Storage and/or third parties, concerning Security Capital's holdings of Shares and possible future extraordinary transactions involving Security Capital and Storage, which could involve any of the items enumerated in the Schedule 13D instructions to this Item 4.

            In this connection, on September 7, 2001, Storage, acting through a Special Committee of the Board of Directors not including those directors nominated by Security Capital (the "Special Committee"), entered into a letter agreement (the "Waiver") with Security

Capital granting Security Capital a limited waiver from the standstill provisions of the Strategic Alliance Agreement. The Waiver amends the Strategic Alliance Agreement to the extent, but only to the extent, necessary to permit Security Capital to engage in discussions with the Special Committee and its representatives concerning Security Capital's intentions relating to its investment in the Company and to determine whether it is advisable for Storage to receive a proposal from Security Capital with respect to an extraordinary transaction which Security Capital would otherwise be prohibited from making by the terms of the Strategic Alliance Agreement. The Waiver also permits the Special Committee and its advisors to respond to any unsolicited inquiries from any third party with respect to a Covered Transaction. Unless extended in a writing signed by both Storage and Security Capital, the Waiver expires thirty days from the date granted. A copy of the Waiver is attached hereto as Exhibit 14 and is incorporated herein by reference, and the description thereof herein is qualified in its entirety by reference thereto.

            Security Capital expects to engage in discussions with the Special Committee as permitted by the Waiver; however there can be no assurance that those discussions will lead to the Special Committee granting a further waiver to allow Security Capital to make a proposal with respect to any transaction involving Storage, or on what terms such a waiver might be granted. There can also be no assurance that, in the event of any such further waiver, Security Capital would make any proposal with respect to any transaction involving Storage, or as to the terms of any such proposal, or any transaction that might ultimately be agreed. Any determination of the advisability of continuing discussions with the Special Committee, and/or making any proposal if permitted by the Special Committee, and/or agreeing to any transaction, will depend on a wide variety of market and other factors, such as Storage's business and prospects, other developments concerning Storage, other business opportunities available to Security Capital, developments with respect to the business of Security Capital, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock and of Security Capital's own common stock. Furthermore, in the event any further waiver is granted and a proposal is made by Security Capital, there can be no assurance as to any decision or negotiation that may be made or undertaken by Storage or as to the terms of any transaction that might be agreed between Storage and Security Capital, nor as to the timing or certainty of any such transaction.

            Notwithstanding and in addition to the foregoing, but subject to its obligations and agreements under the Strategic Alliance Agreement and the Waiver, Security Capital may determine to change its investment intent with respect to Storage at any time in the future. In reaching any conclusion as to its future course of action, Security Capital will take into consideration various factors, such as Storage's business and prospects, other developments concerning Storage, other business opportunities available to Security Capital, developments with respect to the business of Security Capital, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock and of its own common stock. Security Capital reserves the right, based on all relevant factors, and in each case subject to the provisions of the Strategic Alliance Agreement, to acquire additional shares of Common Stock in the open market or in privately negotiated transactions, to dispose of all or a portion of its holdings of shares of Common Stock, or to change its intention with respect to any or all of the matters referred to in this Item. However, as noted above, any such action or discussions will be subject to and conducted in accordance with all applicable legal rules and contractual agreements to which Security Capital is subject or which otherwise apply to the purchase or sale of Common Stock or Security Capital's investment in Storage, including, without limitation, the relevant "standstill" provisions of the Strategic Alliance Agreement and any waiver therefrom, as described above, and nothing contained herein is intended to indicate any intent to act otherwise than in accordance with such provisions, covenants and waiver, to modify any such provisions or to encourage Storage or any other person to do so.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER

            Item 5 is hereby amended to add the following:

            On February 22, 2001, SC-Realty transferred all of its shares of Common Stock to Holdings III through a series of internal transfers. Holdings III is an indirect, wholly owned subsidiary of Security Capital.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 14 Letter Agreement, dated September 7, 2001, between Security Capital and Storage.

                                   SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                         SECURITY CAPITAL GROUP INCORPORATED


                                         By:   /s/ Jeffrey A. Klopf
                                            -------------------------------
                                            Name:  Jeffrey A. Klopf
                                            Title: Senior Vice President and
                                                   Secretary

                                         SC CAPITAL INCORPORATED


                                         By:   /s/ Jeffrey A. Klopf
                                            -------------------------------
                                            Name:  Jeffrey A. Klopf
                                            Title: Secretary

                                         SC REALTY INCORPORATED


                                         By:   /s/ Jeffrey A. Klopf
                                            -------------------------------
                                            Name:  Jeffrey A. Klopf
                                            Title: Secretary


                                         SECURITY CAPITAL OPERATIONS
                                         INCORPORATED



                                         By:   /s/ Jeffrey A. Klopf
                                            -------------------------------
                                            Name:  Jeffrey A. Klopf
                                            Title: Secretary

                                         SECURITY CAPITAL HOLDINGS II
                                         INCORPORATED


                                         By:   /s/ Jeffrey A. Klopf
                                            -------------------------------
                                            Name:  Jeffrey A. Klopf
                                            Title: Secretary



                                         SECURITY CAPITAL HOLDINGS III
                                         INCORPORATED


                                         By:   /s/ Jeffrey A. Klopf
                                            -------------------------------
                                            Name:  Jeffrey A. Klopf
                                            Title: Secretary

            September 7, 2001

                                  EXHIBIT INDEX


EXHIBIT      DESCRIPTION

  14 Letter Agreement, dated September 7, 2001, between Security Capital Group Incorporated and Storage USA, Inc.